Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

July 11, 2008

Item 3.	News Release

A news release relating to the material change described in this report was issued on July 11, 2008.

Item 4.	Summary of Material Changes

On July 11, 2008, NovaGold announced that its Chief Operating Officer will be retiring effective August 21. In addition, NovaGold’s VP Safety, Environment & Sustainability has left the company to pursue other career opportunities.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of the Material Change

Peter Harris, Senior Vice President and Chief Operating Officer, is retiring from his long-time mining career on August 21. Carl Gagnier has assumed the position of Vice President, Operations and will be taking a lead role at Rock Creek as the mine transitions from construction to operations.

In addition, Susan Mathieu, Vice President, Safety, Environment & Sustainability, is leaving NovaGold to pursue other career opportunities.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change described in this report and may be contacted by any of the Securities Commissions with respect to the change:

Robert J. (Don) MacDonald
Senior Vice-President and Chief Financial Officer
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

July 16, 2008